COMMENTS RECEIVED ON SEPTEMBER 28, 2011 & SEPTEMBER 30, 2011

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Balanced Fund

POST-EFFECTIVE AMENDMENT NO. 104

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Advisor Intermediate Bond Fund, Fidelity Advisor Mortgage Securities Fund,
Fidelity Advisor Short Fixed-Income Fund

POST-EFFECTIVE AMENDMENT NOS. 95 & 97

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Intermediate Bond Fund, Fidelity Investment Grade Bond Fund,
Fidelity Series Investment Grade Bond Fund, Fidelity Short-Term Bond Fund,
Spartan U.S. Bond Index Fund (formerly Fidelity U.S. Bond Index Fund)

POST-EFFECTIVE AMENDMENT NO. 170

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Government Income Fund, Fidelity Intermediate Government Income Fund,
Fidelity Total Bond Fund

POST-EFFECTIVE AMENDMENT NO. 85

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

Fidelity Balanced Fund, Fidelity Puritan Fund

POST-EFFECTIVE AMENDMENT NO. 140

1. Fidelity Advisor Balanced Fund, Fidelity Advisor Intermediate Bond Fund, Fidelity Advisor Mortgage Securities Fund, Fidelity Advisor Short Fixed-Income Fund, Fidelity Government Income Fund, Fidelity Investment Grade Bond Fund, Fidelity Total Bond Fund

"Fund Summary" (prospectuses)

"Fee Table"

(example from Fidelity Advisor Balanced Fund)

Shareholder fees (fees paid directly from your investment)

Class A

Class T

Class B

Class C

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	5.00%B	1.00%C

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

B Declines over 6 years from 5.00% to 0%.

C On Class C shares redeemed less than one year after purchase.

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00% or 0.75%," as applicable, for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

2. Fidelity Advisor Balanced Fund, Fidelity Advisor Government Income Fund, Fidelity Advisor Intermediate Bond Fund, Fidelity Advisor Investment Grade Bond Fund, Fidelity Advisor Mortgage Securities Fund, Fidelity Advisor Short Fixed-Income Fund, Fidelity Advisor Total Bond Fund

"Fund Summary" (prospectuses)

"Fee Table"

C: The Staff requests that the footnotes below the "Shareholder fees" table be relocated to the end of the "Annual class operating expenses" table.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual class operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

3. Fidelity Advisor Balanced Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral."

C: The Staff requests the market capitalization range for the 60% invested in stocks.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

4. Fidelity Advisor Balanced Fund, Fidelity Balanced Fund, Fidelity Puritan Fund, and Fidelity Investment Grade Bond Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Advisor Balanced Fund)
"Investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any current requirement to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance in this area was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph in each prospectus. Accordingly, we have not modified disclosure.

5. Fidelity Advisor Balanced Fund, Fidelity Balanced Fund, Fidelity Puritan Fund

"Fund Summary" and "Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections.

R: The risks associated with these specific investment styles are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under "Principal Investment Risks" - "Stock Market Volatility" in the "Investment Details" section.

6. Fidelity Advisor Balanced Fund

"Fund Summary" & "Investment Details" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments."

C: The Staff requests that lower-quality debt security risk be included as a separate item under the heading "Principal Investment Risks" in both the "Fund Summary" and "Investment Details" sections.

R: We believe the risk associated with lower quality debt, in particular the lower credit rating and associated risk of issuer or counterparty default, is appropriately discussed under the heading "Issuer-Specific Changes." We note that in "Fund Summary," where we are required to summarize the principal risks of investing in the fund based on the disclosure in "Investment Details," lower quality debt-related risk disclosure appears in the "Issuer-Specific Changes" summary bullet. In the "Investment Details" section, however, lower quality debt-related disclosure is offset in a separate paragraph under "Issuer-Specific Changes" for emphasis among the risks that are "issuer-specific." We believe current disclosure appropriately addresses the principal risks of investing in the fund, including the risks to which the fund's portfolio as a whole is subject. Accordingly, we have not modified disclosure.

7. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Fidelity Advisor Intermediate Bond Fund)

"You may buy or sell Class A, Class T, Class B, and Class C shares of the fund through a retirement account or through an investment professional. You may buy or sell shares in various ways:

Internet www.advisor.fidelity.com
Phone To reach a Fidelity representative 1-877-208-0098
Mail
Fidelity Investments P.O. Box 770002 Cincinnati, OH 45277-0081	Overnight Express: Fidelity Investments 100 Crosby Parkway Covington, KY 41015

Subject to certain limited exceptions described in the Additional Information about the Purchase and Sale of Shares section of the prospectus, the fund no longer accepts investments in Class B shares. Any purchase order for Class B shares of the fund (other than from an existing Class B shareholder pursuant to an exchange or the reinvestment of dividends and capital gain distributions paid on Class B shares) will be deemed to be a purchase order for Class A shares of the fund and will be subject to any applicable Class A front-end sales charge.

The price to buy one share of Class A or Class T is its offering price, if you pay a front-end sales charge, or its net asset value per share (NAV), if you qualify for a front-end sales charge waiver. The price to buy one share of Class B or Class C is its NAV. Your shares will be bought at the offering price or NAV, as applicable, next calculated after your order is received in proper form.

The price to sell one share of Class A, Class T, Class B, or Class C is its NAV, minus any applicable contingent deferred sales charge (CDSC). Your shares will be sold at the NAV next calculated after your order is received in proper form, minus any applicable CDSC.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Advisor Traditional IRA, Roth IRA, Rollover IRA, Simplified Employee Pension-IRA, and Keogh accounts	$500
Through a regular investment plan established at the time the fund position is opened	$100

The fund may waive or lower purchase minimums in other circumstances.

After a maximum of four years from the initial purchase date, Class B shares convert automatically to Class A shares of the fund at NAV."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures. The Staff also requests that the last paragraph be moved out of the "Fund Summary" section and should be included elsewhere in the prospectus.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Further, we note that the disclosure relating to conversion of Class B into Class A was moved to its current location as a result of Staff comments in 2009. Accordingly, we have not modified disclosure.

8. Fidelity Advisor Balanced Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR manages the fund to maintain a balance between stocks and bonds. When FMR's outlook is neutral, it will invest approximately 60% of the fund's assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. FMR may vary from this target if it believes stocks or bonds offer more favorable opportunities, but will always invest at least 25% of the fund's total assets in fixed-income senior securities (including debt securities and preferred stock)."

C: The Staff has questioned whether "other equity securities" include derivatives.

R: We call the Staff's attention to the description of "Equity Securities" under "Principal Security Types" in the "Investment Details" section for examples of equity securities other than stocks.

9. Fidelity Advisor Balanced Fund

"Investment Details" (prospectuses)

"Description of Principal Security Types"

"Derivatives are investments whose values are tied to an underlying asset, instrument, or index. Derivatives include futures, options, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security or index) and credit default swaps (buying or selling credit default protection)."

C: The Staff requests we add derivatives under "Principal Investment Strategies" and "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-headings "Principal Investment Strategies" and "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment strategies and risks, respectively. Further, we believe the current level of disclosure is commensurate with the level of derivatives exposure expected for the fund, consistent with the letter from Barry Miller to the ICI regarding derivatives disclosure. Accordingly, we have not added disclosure.

10. Fidelity Advisor Balanced Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff requests that leverage risk also be included as a "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Leverage risk is not expected to be a principal investment risk for the fund and therefore is not included in the "Fund Summary" section. We believe the current level of disclosure in this regard is commensurate with the level of derivatives exposure expected for the fund, consistent with the letter from Barry Miller to the ICI regarding derivatives disclosure. Accordingly, we have not added disclosure.

11. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

12. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

13. Fidelity Advisor Balanced Fund, Fidelity Balanced Fund, Fidelity Puritan Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral."

C: The Staff would like us to define "other equity securities" and "other debt securities."

R: We call the Staff's attention to the descriptions of "Equity Securities" and "Debt Securities" under "Principal Security Types" in the "Investment Details" section for examples of equity securities other than stocks, and debt securities other than bonds, respectively. Accordingly, we have not modified disclosure.

14. Fidelity Advisor Balanced Fund, Fidelity Government Income Fund, Fidelity Total Bond Fund

"Fund Summary" (prospectuses)

"Performance"

(Example from Fidelity Advisor Balanced Fund)
"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and a hypothetical composite of market indexes over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. Index descriptions appear in the Additional Information about the Indexes section of the prospectus. Past performance (before and after taxes) is not an indication of future performance.

***

For the periods ended December 31, 2010	Past 1 year	Past 5 years	Past 10 years
Class A - Return Before Taxes	%	%	%
Return After Taxes on Distributions	%	%	%
Return After Taxes on Distributions and Sale of Fund Shares	%	%	%
Class T - Return Before Taxes	%	%	%
Class B - Return Before Taxes	%	%	%
Class C - Return Before Taxes	%	%	%
S&P 500® Index (reflects no deduction for fees, expenses, or taxes)%		%	%
Fidelity Balanced 60/40 Composite Index (reflects no deduction for fees, expenses, or taxes)%		%	%

C: The Staff requests that we include a narrative description of the supplemental index in the "Fund Summary" section.

R: As a result of Staff comments, we relocated all index descriptions to the "Appendix" section of the prospectus and include the text underlined above. We believe this text appropriately responds to Instruction 2(b) to Item 4(b)(2) of Form N-1A, and do not believe additional information about a supplemental index needs to appear in the "Fund Summary" section. Accordingly, we have not modified disclosure.

15. Fidelity Balanced Fund, Fidelity Puritan Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Principal Investment Strategies)
"In addition to the principal investment strategies discussed above, FMR may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.

FMR may also engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on FMR's outlook and market conditions, FMR may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

***
(Description of Principal Security Types)
"Derivatives are investments whose values are tied to an underlying asset, instrument, or index. Derivatives include futures, options, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security or index) and credit default swaps (buying or selling credit default protection)."

C: The Staff notes that derivatives are included as a non-principal investment strategy of the funds, yet also as a principal security type. The Staff requests a clarification of this discrepancy.

R: Derivative transactions are not expected to rise to the level of a principal investment strategy or to be among the principal risks to which the funds are subject. However, as the Staff noted, we include the following disclosure, which we believe is consistent with the letter from Barry Miller to the ICI regarding derivatives disclosure, in the "Investment Details" (Item 9) section:

"In addition to the principal investment strategies discussed above, . . . FMR may also engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on FMR's outlook and market conditions, FMR may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

Given the description of derivatives usage as a non-principal strategy, we believe it is helpful to shareholders to include a definition of derivatives in the prospectus so they have a better understanding of what the above disclosure means. Pursuant to General Instruction C.(3)(b) of Form N-1A, a fund may include, except in response to Items 2 through 8, additional information in its prospectus that is not otherwise required, provided "the information is not incomplete, inaccurate, or misleading and does not . . . obscure or impede understanding of the information required to be included." In this case, we believe there is enough prospectus disclosure around derivatives that it is helpful to shareholders to define derivatives in the "Investment Details" (Item 9) section. Given the absence of derivatives disclosure in the "Fund Summary" section, and the fact that disclosure in "Investment Details" also makes it clear that derivatives are not a principal strategy for the funds, we do not believe a shareholder could be confused about the funds' principal strategies. Accordingly, we have not modified disclosure.

16. Fidelity Balanced Fund and Fidelity Puritan Fund

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff has questioned why leverage risk has been included as a principal investment risk but is not included as a principal investment strategy.

R: Leverage risk is not expected to be a principal investment risk for the funds, but because the funds may invest in derivatives and forward-settling securities, the funds could be exposed to some leverage risk. General Instruction C.3(b) of Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required, provided "the information is not incomplete, inaccurate, or misleading and does not . . . obscure or impede understanding of the information required to be included." Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as "principal" in the "Fund Summary" section. Further, we believe the current level of disclosure is commensurate with the level of derivatives exposure expected for the funds, consistent with the letter from Barry Miller to the ICI regarding derivatives disclosure. Accordingly, we have not added disclosure.

17. Fidelity Intermediate Bond Fund, Fidelity Investment Grade Bond Fund, Fidelity Series Investment Grade Bond Fund, Fidelity Short-Term Bond Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(example from Fidelity Intermediate Bond Fund)
"Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities."

C: The Staff would like us to define investment-grade debt securities in both the "Fund Summary" and "Investment Details" sections.

R: We believe the term "investment-grade debt securities" is commonly understood. Nevertheless, to avoid doubt, we include a parenthetical explanation of the term "investment-grade" immediately following the disclosure at issue. In addition, we have included a description of "debt securities" under "Principal Security Types," which we believe is the appropriate location to describe the types of securities in which the fund principally invests or will invest, as required by Item 9(b)(1) of Form N-1A. Accordingly, we have not modified disclosure.

18. Fidelity Advisor Intermediate Bond Fund, Fidelity Advisor Mortgage Securities Fund, Fidelity Advisor Short Fixed-Income Fund, Fidelity Intermediate Bond Fund, Fidelity Intermediate Government Income Fund, Fidelity Investment Grade Bond Fund, Fidelity Government Income Fund, Fidelity Series Investment Grade Bond Fund, Fidelity Total Bond Fund, Spartan U.S. Bond Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Intermediate Bond Fund)
"Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default) and futures contracts - and forward-settling securities, to adjust the fund's risk exposure."

C: The Staff questions whether the funds will use derivatives to meet the 80% test.

R: Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their 80% policies.

19. Fidelity Intermediate Bond Fund, Fidelity Investment Grade Bond Fund, Fidelity Short-Term Bond Fund, Fidelity Series Investment Grade Bond Fund, Spartan U.S. Bond Index Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default) and futures contracts - and forward-settling securities, to adjust the fund's risk exposure."

C: The Staff requests that we add a derivatives risk to the "Principal Investment Risks" section.

R: We call the Staff's attention to the "Leverage Risk" disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section for each fund. Because we believe that the disclosure in this section appropriately discloses each fund's principal investment risks, we have not added disclosure.

20. Fidelity Intermediate Bond Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff has requested that lower quality debt securities be added under "Principal Investment Strategies" and "Principal Investment Risks" in the "Fund Summary" section.

R: Though the fund may be exposed to risks associated with lower quality debt, the fund does not have a principal investment strategy relating to investment in lower-quality debt. We believe that the disclosure under the sub-heading "Principal Investment Strategies" and "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment strategies and risks and accordingly have not added disclosure.

21. Spartan U.S. Bond Index Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

"The fund seeks to provide investment results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Bond Index."

C: The Staff requests we describe the index briefly and include the average maturity and credit quality parameters.

R: We direct the Staff's attention to the following disclosure in the "Investment Details" section, which we believe is the appropriate place to include additional information such as a detailed description of the index the fund seeks to replicate: "FMR normally invests at least 80% of the fund's assets in bonds included in the Barclays Capital U.S. Aggregate Bond Index (the Index). The Index is composed of U.S. dollar denominated, investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities." Accordingly, we have not modified disclosure.

22. Spartan U.S. Bond Index

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Using statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure, and credit quality to attempt to replicate the returns of the Index using a smaller number of securities."

C: The Staff requests we add a corresponding principal investment risk for statistical sampling.

R: The following disclosure will be added in "Principal Investment Risks" in the "Fund Summary" and "Investment Details" sections:

(Fund Summary)
"Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as transaction costs, sample selection, and timing differences associated with additions to and deletions from its index."

(Investment Details)
"Correlation to Index. The performance of the fund and its index may vary somewhat due to factors such as fees and expenses of the fund, imperfect correlation between the fund's securities and those in its index, timing differences associated with additions to and deletions from its index, and changes in the component securities. The fund may not be fully invested at times, either as a result of cash flows into the fund or as a result of reserves of cash held by the fund to meet redemptions. The use of sampling techniques or futures or other derivative positions may affect the fund's ability to achieve close correlation with its index."

23. Fidelity Government Income Fund and Fidelity Intermediate Government Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose the credit quality of the funds.

R: The funds do not have a principal investment strategy of investing in securities of a particular average credit quality. Accordingly, we have not modified disclosure.

24. Fidelity Government Income Fund and Fidelity Intermediate Government Income Fund

"Investment Details" (prospectuses)

"Principal Investment Strategies"

(Example from Fidelity Government Income Fund)
"FMR normally invests the fund's assets in U.S. Government securities and instruments related to U.S. Government securities. Certain issuers of U.S. Government securities are sponsored or chartered by Congress but their securities are neither issued nor guaranteed by the U.S. Treasury. FMR normally invests at least 80% of the fund's assets in U.S. Government securities and repurchase agreements for those securities. FMR does not currently intend to invest more than 40% of the fund's assets in mortgage securities."

C: The Staff has requested clarification as to whether the policy underlined above applies to U.S. Government agency paper.

R: For information on the types of securities considered "mortgage securities," we direct the Staff's attention to SAI disclosure under the heading "Mortgage Securities."

25. Fidelity Advisor Mortgage Securities Fund

"Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.

For purposes of each of Fidelity Advisor® Intermediate Bond Fund's, Fidelity® Investment Grade Bond Fund's, Fidelity Advisor® Mortgage Securities Fund's, Fidelity Advisor Short Fixed-Income Fund's, and Fidelity® Total Bond Fund's concentration limitation discussed above, with respect to any investment in Fidelity Money Market Central Fund and/or any non-money market central fund, Fidelity Management & Research Company (FMR) looks through to the holdings of the central fund.

For purposes of Fidelity Advisor Mortgage Securities Fund's concentration limitation discussed above, the fund has been advised that the Staff of the Securities and Exchange Commission (SEC) does not consider proprietary strips of securities issued by the U.S. Government or its agencies or instrumentalities, and privately sponsored collateralized mortgage obligations (CMOs) backed by the U.S. Government or its agencies or instrumentalities to be U.S. Government securities. If the fund concludes that, under applicable legal principles, any of these securities is a U.S. Government security, it will exclude the security from the concentration limitation.

For purposes of each of Fidelity Advisor Intermediate Bond Fund's, Fidelity Investment Grade Bond Fund's, Fidelity Advisor Mortgage Securities Fund's, Fidelity Advisor Short Fixed-Income Fund's, and Fidelity Total Bond Fund's concentration limitation discussed above, FMR may analyze the characteristics of a particular issuer and security and assign an industry or sector classification consistent with those characteristics in the event that the third party classification provider used by FMR does not assign a classification."

C: The Staff requests confirmation that privately issued mortgage backed securities are an industry for purposes of the restriction on industry concentration.

R: As the fund's concentration policy only excludes "securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities," privately issued mortgage backed securities would be assigned an industry classification and not excluded from industry concentration testing.

26. Fidelity Advisor Short Fixed-Income Fund

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities."

C: The Staff requests we change the underlined to "fixed-income securities" due to the name of the fund.

R: Neither Rule 35d-1 nor the release adopting the Rule expressly mandates use of the term "fixed-income" in the name test policy for a fund with "fixed-income" in its name. In its responses to frequently asked questions on Rule 35d-1, the Staff stated that "a term such as "fixed income" suggests investment in a particular type of investment and would be covered by Rule 35d-1," but again, did not go so far as to require the use of the term "fixed-income" in such a fund's name test policy. Therefore we believe the fund's name test is consistent with Rule 35d-1 and have not revised the disclosure as suggested.

27. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.